GRAND TOYS INTERNATIONAL LIMITED
Suite 1501, 15th Floor, Chinachem Golden Plaza
77 Mody Road, Tsimshatsui East
Kowloon, Hong Kong
(Nasdaq: GRIN)
www.grandtoys.com
Contact:
David C.W. Howell
Chief Executive Officer
E-mail: dhowell@grandtoys.com.hk

FOR IMMEDIATE RELEASE

GRAND TOYS RECEIVES STAFF DETERMINATION LETTER FROM NASDAQ

Hong Kong - July 11, 2008. Grand Toys International Limited (Nasdaq: GRIN) (the “Company”) today announced that it received a Staff Determination letter on July 8, 2008 from The Nasdaq Stock Market ("NASDAQ") indicating that as NASDAQ has not received the Company's annual report on Form 20-F for the fiscal year ended December 31, 2007 (the "2007 Form 20-F"), the Company fails to comply with the filing requirement for continued listing set forth in NASDAQ Marketplace Rule 4320(e)(12), and that the Company's American Depositary Shares ("ADSs") are, therefore, subject to delisting from The Nasdaq Stock Market. As a result, the Company’s ADSs will be delisted on July 17, 2008.

Previously, the Company notified that it would delay the filing of its 2007 Form 20-F with the U.S. Securities and Exchange Commission because the Company is in the process of liquidating its subsidiary, Hua Yang Printing Holdings Co., Ltd. (“Hua Yang”) and has filed a winding up petition with respect to such subsidiary with the High Court of Hong Kong. Consequently, financial statements for Hua Yang are not available and BDO McCabe Lo Limited, the Company’s independent accounting firm, is unable to complete its audit of the Company’s consolidated financial statements, of which the financial statements of Hua Yang form a significant part.

About Grand Toys International Limited:
Grand Toys International Limited, through its Hong Kong, PRC and US operating subsidiaries, develops, manufactures and distributes toy and toy-related products throughout the world and develops and manufactures party goods. Additional information on Grand Toys can be found on its website at http://www.grandtoys.com.

This news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on Grand Toys management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to Grand Toys as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect Grand Toys’ results of operations is detailed in the filings of Grand Toys International Limited with the SEC, and the filings of its predecessor, Grand Toys International, Inc., now a subsidiary of Grand Toys International Limited.